SERVICING AGREEMENT

ADDENDUM TO SCHEDULE A

For its services under this Servicing Agreement, Calvert Shareholder Services, Inc. is entitled to receive from the Fund fees as set forth below:

Fund and Portfolio	Annual Account Fee*	Transaction Fee
The Calvert Fund Calvert Ultra-Short Floating Income Fund	$3.67	$0.42

*Account fees are charged monthly based on the highest number of non-zero balance accounts outstanding during the month.

Date: June 7, 2006